UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form N-SAR

For the period ending September 30, 2004

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ending:______________

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	Metaline Contact Mines

Address of Principal Executive Office:	W. 3848 Turtle Patch Road

City, State and Zip Code:	Pine River, Wisconsin 54965

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort and expense;

☑	(b)	The subject annual report, semi-annual report, transition report, on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due day; and

☐	(c)	The accountant’s statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, Form 10-KSB, Form 10-QSB, Form 10-KSB, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John W. Beasley	920	987-5317

	(Name)	(Area Code	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

METALINE CONTACT MINES

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto authorized.

Date:November 11, 2004	By:	/s/ John W. Beasley
Title: Secretary/Treasurer/CFO